March 13, 2009

VIA U.S. MAIL
Kim Ciccarelli, Esq.
John Hancock Place
Post Office Box 111
Boston, MA 02117

Re: John Hancock Life Insurance Company of New York
        Separate Account B
        Initial Registration Statement on Form N-6
        File Nos. 333-157213 and 811-8329

Dear Ms. Ciccarelli:

The staff has reviewed the above-referenced registration statement which the Commission received on February 10, 2009. Based on your representation that the registration statement is substantially similar to File Nos. 333-152407 and 811-8329, effective November 21, 2008, the filing received a selective review. Based on this review, we have the following comments on the filing. Page numbers refer to the courtesy copy marked against File No. 333-157212 that you emailed to the staff on February 11, 2009.

1. General

    a. Please confirm that the contract name on the front cover page of the prospectus will continue to be the same as the EDGAR class identifier associated with the contract.

    b. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the company's guarantees under the policy (other than reinsurance agreements) or whether the company will be primarily responsible for paying out on any guarantees associated with the policy.

    c. Please note that if you qualify for and intend to rely upon the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934, you must include a statement to that effect in the prospectus. See Release No. 33-8996 (January 8, 2009).

2. <u>Fee Tables – Cost of insurance charge</u>, page 8

    According to footnote (1), the maximum guaranteed and current rates in the table are the rates for the described insured in the "first policy year." Please clarify that the rates shown are the maximum rates that will be charged under the policy in <u>any</u> policy year.

3. <u>Fee Tables – Asset-based risk charge</u>, page 8

    Please show only the Asset-based risk charge for years 1-15 in the fee table. Variations for subsequent years may be shown in the footnotes to the table. <u>See</u> Instruction 1(f) to Item 3 of Form N-6.

4. <u>Rider Charges</u>, pages 9-10

    For each charge that varies by contract owner characteristics, please disclose in a footnote that the charges shown in the table may not be representative of the charge that a particular contract owner will pay and how a contract owner may obtain more information about the particular cost that would apply to him or her. <u>See</u> Instruction 3(b)(ii) and 3(b)(iii) to Item 3 of Form N-6.

5. <u>Portfolio Annual Expenses</u>, pages 10-14

    Please note that we will need time to review the updated information prior to accelerating the filing.

6. <u>Extended No-Lapse Guarantee Rider</u>, pages 39-40

    Please disclose the amount (or range) of the Extended No-Lapse Guarantee Credit in the filing. Also, please bold or otherwise highlight the statement that the "credit is not applied to your policy value. It is only used in determining whether one of the above cumulative premium tests has been satisfied."

7. <u>Financial Statements, Exhibits, and Other Information</u>

    Financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

8. <u>Representations</u>

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the fund and its management are in possession of all facts relating to the fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * ** ** * * * * * * * * * * *

Responses to these comments should be made in a letter to me and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please explain your position in the letter.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, both the registrant and its underwriter must request acceleration of the effective date of the registration statement.

If you have any questions, please phone me at (202) 551-6751. My fax number is (202) 772-9285. Mail or deliveries should be addressed to 100 F Street, NE, Washington DC 20549-4644.

Sincerely,

Alison White
Senior Counsel
Office of Insurance Products

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